Exhibit 2.2

AMERICAN MKS ENTERTAINMENT INC. BOARD RESOLUTION TO AMEND ARTICLES OF

INCORPORATION

BOARD OF DIRECTORS SPECIAL MEETING OF JANUARY 10, 2013

The special meeting of the above-named Corporation was held at:

Date: January 10, 2023

Recital:

To date, the Corporation has had the authority to issue Seventy-Four Million (74,000,000) shares of stock, of which Sixty-Four Million (64,000,000) shares have been designated as Common Stock, 2000 of which have been voting common shares and the remaining common shares designated as non-voting common shares.

Ten Million (10,000,000) shares have been designated as Preferred Stock, having a par value $.0001 per share.

Motion:

Upon motion duly made, and seconded, Robert Cefall proposed the following Amendment to American Stories Entertainment inc.'s Article IV of the Articles of Incorporation and additional Board Action:

"The number of shares the corporation is authorized to Issue Is 2961000,000 shares."

In addition, the Board of Directors authorizes the following by this Board Action:

All issued and non-issued shares of capital stock are hereby forward split; with four shares of stock exchanged for I share of stock.

This results in Two-Hundred-Ninety-Six Million (296,000,000) authorized shares, of which Two-Huundred-Fifty-Six Million (256,000,000) are Common Stock, Eight Thousand (8000) of which are voting Common Shares and the remaining Common Shares are non-voting shares; as well as Forty Million (40,000,000) shares of Preferred Stock, having a par value of $0.0001 per share.

The following resolution was unanimously adopted:

RESOLVED, that the Board of Directors accepted the type and distribution of the Corporation's shares as defined above.

There being no further business to come before the meeting, upon motion duly made, seconded, and:

DIRECTORS:

/s/ Robert Cefall	/s/ Linda Batdorf
Robert Cefall, Director	Linda Batdorf, Director

/s/ Anthony McKnight
Anthony McKnight, Director